ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

John Hancock Investment Trust

At a meeting held on June 23–25, 2015, the fund’s Board of Trustees approved following name change, effective August 31, 2015:

John Hancock Enduring Equity Fund to John Hancock Enduring Assets Fund

In connection with the name change, the fund’s Board of Trustees approved revisions to the fund’s 80% investment policy to clarify its investment in “enduring assets.” Pursuant to these revisions, the fund will, under normal circumstances, invest at least 80% of its net assets (plus any borrowings for investment purposes) in global securities of companies with enduring assets.